Prospectus Supplement filed pursuant to Rule 424(b)(3)
in connection with Registration Statement No. 333-136348
Innovive Pharmaceuticals, Inc.
Prospectus Supplement No. 11 dated April 25, 2007
(to Prospectus dated August 10, 2006)
8,362,852 shares of common stock
     This prospectus supplement supplements information contained in that certain prospectus, dated August 10, 2006, relating to the offer and sale by the selling stockholders listed in the prospectus of up to 8,362,852 shares of common stock of Innovive Pharmaceuticals, Inc. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the original prospectus and all previous supplements. We will not receive any proceeds from the sale of the shares of common stock by selling stockholders.
Material Information Reported in Current Report on Forms 8-K
     On April 16, 18 and 25, 2007, we filed Current Reports on Form 8-K to disclose preliminary data for two of our drug candidates and the closing of a private placement of shares of our common stock. The material portions of those Forms 8-K are set forth below.
     From press release filed with Form 8-K regarding INNO-406:
NEW YORK, April 16, 2007 — INNOVIVE Pharmaceuticals, Inc. (OTCBB: IVPH) today announced the presentation of additional data from its clinical and preclinical evaluation of the company’s drug candidate INNO-406, a potent oral dual Bcr-Abl and Lyn-kinase inhibitor for Gleevec®-resistant or intolerant chronic myelogenous leukemia (CML).
“The data that we have collected from our ongoing Phase I trial with INNO-406 demonstrate that the compound has clinical activity and is safe and well tolerated at all doses tested thus far,” stated Steven Kelly, President and CEO of INNOVIVE Pharmaceuticals. “We believe we are in the therapeutic window for this agent. We will continue our Phase I study to finalize the appropriate biologically active dose for INNO-406, that will be used in pivotal trials that we intend to initiate early in the third quarter of this year.”
The AACR abstract titles and conclusions follow:
Abstract #2637: “A Phase I Study of INNO-406, a Dual Inhibitor of Abl/Lyn Kinases, in Adult Patients with Imatinib-resistant or Intolerant Philadelphia Chromosome Positive (Ph+) Leukemias”
▪	In an ongoing Phase I study designed to determine safety and maximum tolerated dose, INNO-406 is very well tolerated at doses up to 240 mg twice daily and further dose escalation is feasible

▪	In heavily pre-treated patients – most patients had seen prior imatinib, and either dasatinib, nilotinib or both – evidence of clinical efficacy was seen at doses of 120 mg twice daily or less:
-	Complete hematologic responses with ongoing durations out seven months

-	Minor cytogenetic response at one month

-	55-fold reduction in Bcr-Abl transcript levels

-	Evidence of CRKL dephosphorylation, a marker of Bcr-Abl inhibition
▪	Pharmacokinetic data suggest that a dose of 240 mg achieves peak blood levels that are within the therapeutic window of activity

▪	Fifteen patients have received more than one month of treatment with no reports of grade 3 or grade 4 toxicities

▪	INNO-406 has demonstrated in vitro activity against three mutations of which dasatinib does not have activity (F317L, F317V, and T315A mutations)
Abstract #2767: “Cell Death and Autophagy Induced by INNO-406, a Novel Bcr-Abl Inhibitor, in Philadelphia Leukemias”
▪	Researchers found in a preclinical study that INNO-406 induces tumor cell death via variable pathways in Bcr-Abl+ leukemic cells

▪	INNO-406 induces cell death mainly by a mitochondria-dependent apoptotic pathway in all Bcr-Abl+ cell lines

▪	Additionally, when caspase activity was blocked, researchers also found the increase of cells having hallmarks of autophagy in INNO-406-treated CML cell lines, suggesting a non-apoptotic large scale cellular degradation in response to Bcr-Abl blockade
Abstract #3246: “Overcoming Imatinib Resistance Using Src Inhibitor CGP76030, Abl Inhibitor Nilotinib, and Abl/Lyn Inhibitor INNO-406 in Newly Established K562 Variants with Bcr-Abl Gene Amplification”
▪	In a preclinical study, researchers found that INNO-406 exhibited a growth-inhibitory effect against two new imatinib-resistant K562 cell lines (IM-R1 and IM-R2 cells), which respectively have seven- and 27-fold more resistance towards imatinib than previously studied K562 cell lines

▪	INNO-406 was more potent than nilotinib against K562 and IM-R1 cells, and as potent as nilotinib against IM-R2 cells

▪	The present findings suggest that these new inhibitors might have potential to overcome imatinib resistance
Abstract #1825: “The Dual Abl/Src Inhibitors Dasatinib, SKI-606, and INNO-406 are Potent Inhibitors of T Cell Acute Lymphoblastic Leukemia Cell Lines Expressing the NUP214-ABL1 Fusion Kinase”
▪	INNO-406 has significant activity against NUP214-ABL1-positive cells and represents a promising therapeutic approach in the context of NUP214-ABL1-positive leukemia

▪	Exposure to INNO-406 for 72 hours inhibited proliferation of PEER cells with IC50 values of 86 nM

▪	Treatment for 72 hours with INNO-406 at their respective IC50 concentrations resulted in apoptosis of 53 percent

▪	CRKL phosphorylation was inhibited almost completely at concentrations above 10 nM, compared to exposure to nilotinib that resulted in inhibition of CRKL phosphorylation only at concentrations greater than 100 nM
     From press release filed with Form 8-K regarding INNO-206:
NEW YORK, April 18, 2007 — INNOVIVE Pharmaceuticals, Inc. (OTCBB: IVPH) announced data from preclinical evaluation of the company’s drug candidate INNO-206, a doxorubicin prodrug for treatment of a variety of tumor types. Researchers found that INNO-206, a form of doxorubicin that attaches to circulating albumin and becomes activated once located at the tumor site, is much better tolerated in animal models than doxorubicin alone, a commonly prescribed chemotherapeutic agent. Data was presented today at the American Association for Cancer Research 2007 Annual Meeting in Los Angles, CA.
In a poster presentation titled “Reduced chronic cardiotoxicity and mitochondrial damage of the (6-maleimidocaproyl) hydrazone derivative of doxorubicin (DOXO-EMCH) in a rat model compared to doxorubicin” (Abstract # 5587), researchers concluded:
▪	INNO-206 has the potential of inducing less acute and chronic cardiotoxicity in humans compared to doxorubicin

▪	INNO-206 low-dose and high-dose groups did not differ from controls with regard to clinical symptomatology and mortality, whereas animal subjects exposed to doxorubicin had a severe clinical and histopathogical cardiomyopathy, marked by enlarged heart with inefficient pumping of blood

-	INNO-206 low-dose and high-dose groups showed a slight increase in heart weights compared to control animals, in contrast to significant increase in heart weight following treatment with doxorubicin

-	INNO-206 low-dose and high-dose groups respectively had low cardiomyopathy scores of one and three on average, in contrast to the doxorubicin group having a high cardiomyopathy score of seven
These data suggest that the proposed Phase II dose of 200 mg/m2 should demonstrate mild to no cardiotoxicity in patients. Innovive intends to initiate a Phase II study in Small Cell Lung Cancer in Q207.
     From Form 8-K regarding private placement of common stock:
Item 3.02. Unregistered Sales of Equity Securities.
     On April 24, 2007, Innovive Pharmaceuticals, Inc. raised gross proceeds of $15 million through the private placement to 103 accredited investors of an aggregate of 5,494,515 shares of its common stock and warrants to purchase an aggregate of 2,747,287 shares of its common stock. Innovive sold units to investors at a price per unit equal to $2.73. Each unit consisted of one share of Innovive common stock and a warrant to purchase one-half of a share of Innovive’s common stock. The warrants issued to the investors have an exercise price of $3.75, are exercisable immediately and will terminate on April 24, 2012.
     Innovive engaged Paramount BioCapital, Inc. as exclusive placement agent for the offering. For its services, Innovive paid Paramount a cash commission of $868,612.50 and issued a warrant to Paramount and its designees to purchase 274,726 shares of Innovive’s common stock with an exercise price of $3.75. The warrant issued to Paramount is exercisable immediately and will terminate on April 24, 2012. Two of Innovive’s directors, Mr. J. Jay Lobell and Mr. Anthony Pfaffle, are employees of an affiliate of Paramount.
     As part of the offering, Innovive and the investors entered into a price protection agreement. In the event that Innovive issues shares of its common stock at a price per share less than $2.73 at any time within 180 days after April 24, 2007, then each investor will have the right to receive a number of additional shares of common stock equal to (i) the aggregate purchase price per unit paid by the investor in the offering, divided by the subsequent share purchase price, (ii) less the number of shares of common stock purchased by the investor in the offering. Each investor would have to pay to Innovive the par value for each additional share received.
     Pursuant to the terms of the subscription agreements between Innovive and the investors, Innovive is required to file a registration statement with the Securities and Exchange Commission by May 24, 2007 to register for resale the shares of common stock purchased by the investors and the shares of common stock underlying the investor warrants and the Paramount warrant.
     Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3 of the original prospectus.
     Neither the SEC nor any state securities commission has approved or disapproved our securities or determined that this prospectus is truthful or complete. It is illegal for anyone to tell you otherwise.
The date of this Prospectus Supplement No. 11 is April 25, 2007.